SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                    FORM 11-K


                   FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE
                      SAVINGS AND SIMILAR PLANS PURSUANT TO
               SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF [FEE REQUIRED]
                  For the fiscal year ended December 31, 1995.

                                      OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 1 (d)
              THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 1-7182

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Merrill Lynch & Co., Inc 401(k) Savings and Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Merrill Lynch & Co., Inc.,
                                  World Financial Center
                                        North Tower
                                    250 Vessey Street
                                New York, N.Y. 10281-1334

         Financial Statements and Exhibits.
         ----------------------------------

(a) Financial Statements for the Years Ended December 31, 1995 and 1994, Supplemental Schedules for the Year Ended December 31, 1995 and Independent Auditors' Report.

         The financial statements required to be filed hereunder appear commencing at page 2 hereof.

(b)      Exhibits

         (23) Consent of Independent Public Accountants (following financial statements).


                                  SIGNATURES



          The Plan.  Pursuant to the requirements of the Securities Exchange
          ---------
          Act of 1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of New York, State of New York.

                                        THE MERRILL LYNCH & CO., INC.
                                        401(k) SAVINGS & INVESTMENT PLAN


Date: June 28, 1996                      By:/s/ DANIEL C. ROWLAND
                                            _____________________________
                                                DANIEL C. ROWLAND
                                           Chairman, Administrative Committee

                           THE MERRILL LYNCH & CO., INC
                           401(k) SAVINGS & INVESTMENT PLAN


                           Financial Statements for the
                           Years Ended December 31, 1995 and 1994
                           Supplemental Schedules for the
                           Year Ended December 31, 1995 and
                           Independent Auditors' Report

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN


TABLE OF CONTENTS
- ------------------------------------------------------------------------

                                                                    Page

INDEPENDENT AUDITORS' REPORT                                          1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 1995 AND 1994:

   Statements of Net Assets Available for Benefits                    2

   Statements of Changes in Net Assets Available for Benefits         3

   Notes to Financial Statements                                     4-11

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
   YEAR ENDED DECEMBER 31, 1995:

   Schedule of Assets Held for Investment Purposes                   12

   Schedule of Reportable Transactions                               13

INDEPENDENT AUDITORS' REPORT

Trustees of the Merrill Lynch & Co., Inc.
401(k) Savings & Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") as of December 31, 1995 and 1994 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedules discussed below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 25, 1996

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
- -------------------------------------------------------------------------------

                                                     1995             1994

ASSETS:
  Investments, at market value:
    Common stock                               $   189,744,619    $ 130,751,418
    Funds and trusts                             1,083,356,174      800,543,736
                                                 -------------    -------------
           Total investments                     1,273,100,793      931,295,154

    Cash                                            27,563,560       13,514,805
    Employer contributions receivable                1,013,423          867,315
                                                 -------------    -------------
           Total assets                          1,301,677,776      945,677,274

LESS LIABILITIES:
  Payables to beneficiaries or employees             5,458,348        1,970,721
  Payable to Employee Stock Ownership Plan                 -          1,349,507
                                                 -------------    -------------
NET ASSETS AVAILABLE FOR BENEFITS              $ 1,296,219,428   $  942,357,046
                                               ===============   ==============

See notes to financial statements.

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1995 AND 1994

- -----------------------------------------------------------------------------------------------------------
                                                                             1995                1994

ADDITIONS:
  Investment income (loss) :
    Net appreciation (depreciation) in fair value of investments        $ 185,084,242       $  (63,775,881)
    Dividends and interest                                                 74,578,166           49,348,652
                                                                        -------------       ---------------
           Total investment income (loss)                                 259,662,408          (14,427,229)

  Contribution to the Plan by the Company                                  24,839,564           24,408,487
  Contribution to the Plan by the employees                               141,711,160          135,996,997
  Rollovers from other qualified plans                                      1,637,303              922,907
  Merger of Puerto Rico 401(k) Plan                                           614,859                  -
                                                                        -------------       ---------------
           Total additions                                                428,465,294          146,901,162

DEDUCTIONS:
  Disbursements of benefits to beneficiaries or employees                  74,064,849           56,440,795
  Administrative expenses                                                     538,063              531,516
                                                                        -------------       ---------------
           Total deductions                                                74,602,912           56,972,311
                                                                        -------------       ---------------
NET INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                                                  353,862,382           89,928,851

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                       942,357,046          852,428,195
                                                                     ----------------       ---------------
  End of year                                                        $  1,296,219,428       $  942,357,046
                                                                     ================       ===============

See notes to financial statements.

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- ----------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

      The Plan was adopted on April 23, 1987 and commenced activities on October 1, 1987. The purpose of the Plan is to encourage employees to save for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Subject to exclusions specified in the Plan, any Employee of Merrill Lynch & Co., Inc. or of a participating subsidiary or affiliate (the "Company" or "Employer") can elect to participate in the Plan providing such Employee has worked for the Employer for 12 months. An Employee can elect to participate in the Plan (if eligible) as of the first day of the calendar quarter following 12 months of employment or the first day of any month thereafter.

      Each Participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% to 15% of such Participant's Eligible Compensation for each pay period up to an annual maximum of $9,500 for 1995 (subject to certain exceptions described in the Plan and periodic adjustments for cost-of-living increases for each calendar year). A Participant can elect to change the rate at which his or her contribution is determined.

      The Company will make contributions, up to a maximum of $1,500, in an amount equal to 50% of the first 4% of Eligible Compensation contributed by a Participant for each calendar year. No Employer contributions will be made for any calendar year for Employees who participate at any time during such calendar year in the Company's Employee Stock Purchase Plan.

      All Participants are always 100% vested in contributions to the Plan made from their Eligible Compensation and in amounts rolled over from an employer's qualified retirement plan. Participants are 100% vested in Employer contributions when they attain age 65 or terminate employment because of death.

      Other Participants who terminate employment after October 31, 1993 will become vested in Employer contributions and earnings based on complete Years of Service after October 1, 1987: 1 Year of Service - 20% vested; 2 Years of Service - 40% vested; 3 Years of Service - 60% vested; 4 Years of Service - 80% vested; and 5 Years of Service - 100% vested.

      The Plan permits withdrawals relating to contributions and earnings under certain conditions which are in accordance with the Internal Revenue Code and the regulations thereunder.

      As of December 15,  1995,  the Puerto Rico 401(k) Plan was merged into the
      Plan  and  its  net  assets   available  for  benefits  were   accordingly
      transferred into the Plan as of that date.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Plan investments are maintained on a settlement date basis which is not materially different than the trade date basis. All other accounting records of the Plan are maintained on the accrual basis.

      The accompanying financial statements do not include any investments in Vocon and Deferred Profit Sharing Accounts, which are self-directed Accounts, that were transferred into the Plan for administrative convenience only.

      The cost of security investments is based on the average cost method for individual securities. Quoted market values of security investments are based on the last sales price (if traded on December 31), the prevailing bid price or the prevailing net asset value at the close of trading on December 31.

3.    INVESTMENTS

      The Administrative Committee has the authority to designate Investment Funds for the investment of accounts other than Vocon and Deferred Profit Sharing Accounts, to determine which accounts can be self-directed and to establish rules and procedures with respect to investment funds and self-directed accounts.

      All contributions to the Plan may be allocated among from one to four investments selected by the Participant from among the investments designated by the Administrative Committee.

      During 1995 and 1994, the Plan's investments (including investments bought, sold and held during each year) appreciated/(depreciated) in value as follows:

                                                     Years Ended December 31,
                                                        1995           1994

         Net change in fair value of investments:
          Common stock                            $ 53,356,927   $ (22,623,197)
          Funds and trusts                         131,727,315     (41,152,684)
                                                  ------------   --------------
                                                  $185,084,242   $ (63,775,881)
                                                  ============   ==============

4.    ADMINISTRATIVE EXPENSES

      Plan expenses, including expenses of the Administrative Committee and Trustee, to the extent not paid by the Plan, are paid by the Company.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated July 13, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.  FUND INFORMATION:

The following represents the changes in the net assets available for benefit of the individual funds for the years ended December 31, 1995 and 1994:

                                                                                      Merrill Lynch - 1995
- ------------------------------------------------------------------------------------------------------------------------------


                                                                GSIF U.S. Gov.
                                                Merrill Lynch    Zero Coupon    Equity    Balanced   Basic Value    Capital
                                                 & Co., Inc.*   Bond Series 3 Index Trust   Fund     Fund, Inc.    Fund, Inc.

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments              $ 52,730,993   $ 7,646,517   $ 8,607,283 $ 29,620  $ 51,523,367 $ 24,942,374
    Dividends and interest                          3,695,446       120,951           -        -      12,032,278   18,718,110
                                                 ------------  ------------   ----------- --------  ------------ ------------
         Total investment income (loss)            56,426,439     7,767,468     8,607,283   29,620    63,555,645   43,660,484

  Contributions and rollovers  to the Plan         18,520,279     3,325,362     5,599,638  120,221    27,831,754   21,059,945
  Transfers from Puerto Rico 401(k) Plan              132,823        22,035           503      -          70,276       46,642
                                                 ------------  ------------   ----------- --------  ------------ ------------
         Total additions                           75,079,541    11,114,865    14,207,424  149,841    91,457,675   64,767,071

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                   10,117,119     1,263,329     1,957,178   21,252    12,327,116    9,265,416
  Administrative expenses                                 -             -             -        -             -            -

TRANSFERS AMONG FUNDS                              (5,969,221)   (1,169,560)       19,621   (3,124)   (2,377,058)  (2,281,244)
                                                 ------------  ------------   ----------- --------  ------------ ------------
NET INCREASE (DECREASE)                            58,993,201     8,681,976    12,269,867  125,465    76,753,501   53,220,411

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                               130,751,418    28,929,040    20,725,485  151,274   186,340,976  127,121,810
                                                 ------------  ------------   ----------- --------  ------------ ------------
  End of year                                    $189,744,619   $37,611,016   $32,995,352 $276,739  $263,094,477 $180,342,221
                                                 ------------  ------------   ----------- --------  ------------ ------------
                                                 ------------  ------------   ----------- --------  ------------ ------------




                                                Merrill Lynch - 1995
- ------------------------------------------------------------------------------------------------
                                                              Corporate   Corporate
                                                  Corporate   Bond Fund - Bond Fund -
                                                  Bond Fund - Investment Intermediate
                                                 High Income    Grade      Term         Euro
                                                  Portfolio   Portfolio  Portfolio      Fund

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments             $ 1,591,573 $ 4,317,875  $ 736,947   $ 325,596
    Dividends and interest                        2,533,480   2,761,742    521,629     819,149
                                                ----------- -----------  ---------   ---------
         Total investment income (loss)           4,125,053   7,079,617  1,258,576   1,144,745

  Contributions and rollovers  to the Plan        1,522,916   5,717,484    129,091   1,753,338
  Transfers from Puerto Rico 401(k) Plan                -         3,119        -           -
                                                ----------- -----------  ---------   ---------
         Total additions                          5,647,969  12,800,220  1,387,667   2,898,083

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                  1,429,453   2,810,131    549,571     348,513
  Administrative expenses                               -           -          -           -

TRANSFERS AMONG FUNDS                             3,582,303  (2,293,440)  (153,268) (1,930,741)
                                                ----------- -----------  ---------   ---------
NET INCREASE (DECREASE)                           7,800,819   7,696,649    684,828     618,829

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                              19,937,707  34,428,609  7,208,046  11,199,977
                                                ----------- -----------  ---------   ---------
  End of year                                   $27,738,526 $42,125,258 $7,892,874 $11,818,806
                                                ----------- -----------  ---------   ---------
                                                ----------- -----------  ---------   ---------
                                                                                   (Continued)

      The following represents the changes in the net assets available for benefit of the individual funds for the years ended December 31, 1995 and 1994:

                                                                       Merrill Lynch - 1995
                                            -----------------------------------------------------------------------------------
                                                                                Global Bond
                                                                   Global         Fund for     Global      Global      Global
                                                 Fund For         Allocation     Investment  Convertible  Holdings    Resources
                                                Tomorrow          Fund, Inc.    & Retirement    Fund        Fund        Trust

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments            $   37,037   $    14,506,569  $      67,675  $  (3,864)  $  263,427  $  313,050
    Dividends and interest                         51,024        11,106,695         88,503     69,269      192,391      31,938
                                               ----------   ---------------  -------------  ---------   ----------  ----------

         Total investment income (loss)            88,061        25,613,264        156,178     65,405      455,818     344,988

  Contributions and rollovers to the Plan         102,983        23,370,203        178,064    110,201      663,769     424,278
  Transfers from Puerto Rico 401(k) Plan              -             130,364          -           -            -           -
                                               ----------   ---------------  -------------  ---------   ----------  ----------

         Total additions                          191,044        49,113,831        334,242    175,606    1,119,587     769,266

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                   30,396         5,957,854         34,129     30,848      119,146     161,493
  Administrative expenses                             -                  -            -           -            -           -

TRANSFERS AMONG FUNDS                             146,814       (10,506,404)      (447,808)   (54,821)    (667,179) (1,107,665)
                                               ----------   ---------------  -------------  ---------   ----------  ----------

NET INCREASE (DECREASE)                           307,462        32,649,573       (147,695)    89,937      333,262    (499,892)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                               298,539       104,757,189      1,251,705    533,618    3,252,156   3,905,704
                                               ----------   ---------------  -------------  ---------   ----------  ----------

  End of year                                  $  606,001   $   137,406,762  $   1,104,010  $ 623,555   $3,585,418  $3,405,812
                                               ----------   ---------------  -------------  ---------   ----------  ----------
                                               ----------   ---------------  -------------  ---------   ----------  ----------


                                                                       Merrill Lynch - 1995
                                            -------------------------------------------------------------------
                                                           Growth
                                                Global    Fund For
                                               Utility   Investment     Healthcare       Pacific        Phoenix
                                                 Fund   & Retirement       Fund           Fund            Fund

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments         $  353,932 $ 12,340,773  $   1,326,987  $   1,641,509 $   1,017,680
    Dividends and interest                     122,511    7,660,538        210,199      1,073,537       502,783
                                            ---------- ------------  -------------  ------------- -------------
         Total investment income (loss)        476,443   20,001,311      1,537,186      2,715,046     1,520,463

  Contributions and rollovers to the Plan      413,243   15,786,547        618,425      5,233,809     2,375,733
  Transfers from Puerto Rico 401(k) Plan           -        135,185            -           29,459           -
                                            ---------- ------------  -------------  ------------- -------------

         Total additions                       889,686   35,923,043      2,155,611      7,978,314     3,896,196

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                74,905    3,820,297        204,389      1,189,536       357,327
  Administrative expenses                          -            -             -               -             -

TRANSFERS AMONG FUNDS                         (521,414)   4,208,693        687,934      9,741,739       967,512
                                            ---------- ------------  -------------  ------------- -------------

NET INCREASE (DECREASE)                        293,367   36,311,439      2,639,156     16,530,517     4,506,381

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                          2,035,903   43,815,252      2,614,124     18,777,662     5,024,559
                                            ---------- ------------  -------------  ------------- -------------

  End of year                               $2,329,270 $ 80,126,691  $   5,253,280  $  35,308,179 $   9,530,940
                                            ---------- ------------  -------------  ------------- -------------
                                            ---------- ------------  -------------  ------------- -------------

                                                                                                   (Continued)

                                                                                Merrill Lynch - 1995
                                               ------------------------------------------------------------------------------------
                                                                                                                           Cash
                                                 Retirement      Retirement        Special        Strategic             Management
                                                Preservation      Reserves          Value         Dividend  Technology   Account
                                                   Trust         Money Fund         Fund            Fund        Fund     Money Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments             $        -     $        -     $     686,122  $    43,005  $     38,195  $     -
    Dividends and interest                         3,902,438      5,839,312         276,035       43,219     1,285,158    919,831

                                                ------------  -------------  -------------- ------------ ------------- ----------

         Total investment income                   3,902,438      5,839,312         962,157       86,224     1,323,353    919,831

  Contributions and rollovers to the Plan          6,471,761     19,814,132       1,041,149       91,048     5,912,654        -
  Transfers from Puerto Rico 401(k) Plan               2,028         27,267             -            -           7,204        -
                                                ------------  -------------  -------------- ------------ ------------- ----------


         Total additions                          10,376,227     25,680,711       2,003,306      177,272     7,243,211    919,831

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                   4,690,406     16,267,718         140,021        4,436       892,870        -
  Administrative expenses                                -              -              -              -            -      538,063

TRANSFERS AMONG FUNDS                                 40,818     (5,521,599)      3,138,055       63,337       593,531 (2,372,720)
                                                ------------  -------------  -------------- ------------ ------------- ----------


NET INCREASE (DECREASE)                            5,726,639      3,891,394       5,001,340      236,173     6,943,872 (1,990,952)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                               38,036,694    117,630,417       1,832,859      160,959    14,200,504  3,052,740
                                                ------------  -------------  -------------- ------------ ------------- ----------

  End of year                                  $  43,763,333  $ 121,521,811      $6,834,199     $397,132 $  21,144,376 $1,061,788
                                                ------------  -------------  -------------- ------------ ------------- ----------
                                                ------------  -------------  -------------- ------------ ------------- ----------





                                                            Employer
                                                          Contributions      1995
                                                   Cash    Receivable       Total
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments             $    -    $     -    $   185,084,242
    Dividends and interest                           -          -         74,578,166
                                               ----------- ---------- --------------
         Total investment income                     -          -        259,662,408

  Contributions and rollovers to the Plan            -          -        168,188,027
  Transfers from Puerto Rico 401(k) Plan           7,954        -            614,859
                                               ----------- ---------- --------------

         Total additions                           7,954        -        428,465,294

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                     -          -         74,064,849
  Administrative expenses                            -          -            538,063

TRANSFERS AMONG FUNDS                           14,040,801    146,108            -
                                               ----------- ---------- --------------
NET INCREASE (DECREASE)                         14,048,755    146,108    353,862,382

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                             13,514,805    867,315    942,357,046
                                               ----------- ---------- --------------
  End of year                                  $27,563,560 $1,013,423 $1,296,219,428
                                               ----------- ---------- --------------
                                               ----------- ---------- --------------
                                                                           (Continued)

                                                                                     Merrill Lynch - 1994
                                                                ----------------------------------------------------------


                                                                    GSIF U.S. Gov.
                                                   Merrill Lynch     Zero Coupon      Equity      Balanced     Basic Value
                                                    & Co., Inc.*    Bond Series 3   Index Trust     Fund        Fund, Inc.

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments              $   (22,623,753) $   (1,900,734) $   405,613 $   (30,334) $   (8,797,344)
    Dividends and interest                             3,196,427             -            -        19,453      11,895,815
                                                 ---------------  --------------  ----------- -----------  --------------
         Total investment income (loss)              (19,427,326)     (1,900,734)     405,613     (10,881)      3,098,471

  Contributions and rollovers to the Plan             17,842,343       3,454,044    5,393,145     105,683      28,172,962
                                                 ---------------  --------------  ----------- -----------  --------------
         Total additions                              (1,584,983)      1,553,310    5,798,758      94,802      31,271,433

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                       6,706,493       1,704,021    1,468,959      20,303      10,198,903
  Administrative expenses                                    -               -            -           -               -

TRANSFERS AMONG FUNDS                                 (2,911,382)      3,940,073   (3,177,060)      2,991     (13,084,746)
                                                 ---------------  --------------  ----------- -----------  --------------
NET INCREASE (DECREASE)                              (11,202,858)      3,789,362    1,152,739      77,490       7,987,784

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                  141,954,276      25,139,678   19,572,746      73,784     178,353,192
                                                 ---------------  --------------  ----------- -----------  --------------
  End of year                                    $   130,751,418  $   28,929,040 $ 20,725,485  $  151,274   $ 186,340,976
                                                 ---------------  -------------- ------------ -----------  --------------
                                                 ---------------  -------------- ------------ -----------  --------------


                                                 ---------------------------------------------------------------------------------
                                                                                     Corporate        Corporate
                                                                      Corporate      Bond Fund-       Bond Fund-
                                                                      Bond Fund-     Investment       Intermediate
                                                      Capital        High Income        Grade             Term            Euro
                                                     Fund, Inc.       Portfolio       Portfolio        Portfolio          Fund

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments              $  (10,616,207) $   (2,639,098) $   (4,305,551)   $   (842,099)  $     (359,282)
    Dividends and interest                            11,625,879       2,048,514       2,481,675         528,896        1,207,126
                                                 --------------- --------------- ---------------   -------------  ---------------
         Total investment income (loss)                1,009,672       (590,584)     (1,823,876)       (313,203)         847,844

  Contributions and rollovers to the Plan             21,673,826      1,044,474       6,467,958         127,204        3,158,680
                                                 --------------- --------------- ---------------   -------------  ---------------
         Total additions                              22,683,498        453,890       4,644,082        (185,999)       4,006,524

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                       6,810,718         67,657       1,984,749         455,238          368,540
  Administrative expenses                                    -              -               -               -                -

TRANSFERS AMONG FUNDS                                (11,498,933)      (431,339)     (2,602,020)       (221,790)      (7,208,216)
                                                 --------------- --------------- ---------------   -------------  ---------------
NET INCREASE (DECREASE)                                4,373,847        (45,106)         57,313        (863,027)      (3,570,232)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                  122,747,963     19,982,813      34,371,296       8,071,073       14,770,209
                                                 --------------- --------------- ---------------   -------------  ---------------
  End of year                                    $   127,121,810  $  19,937,707  $   34,428,609    $  7,208,046   $   11,199,977
                                                 --------------- --------------  --------------    ------------   --------------
                                                 --------------- --------------  --------------    ------------   --------------
                                                                                                                      (Continued)

                                                                        - 9 -

                                                                               Merrill Lynch - 1994
                                             ----------------------------------------------------------------------------------
                                                                               Global Bond
                                                                  Global         Fund for      Global     Global      Global
                                                 Fund For       Allocation      Investment   Convertible  Holdings   Resources
                                                 Tomorrow       Fund, Inc.     & Retirement     Fund       Fund        Trust

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments           $   (30,342) $    (8,639,746) $   (161,270) $  (22,904) $  (292,561) $  (176,664)
    Dividends and interest                         16,349        6,157,915        83,674      16,710      134,126       53,068
                                              ------------ ---------------- ------------- ----------- ------------ ------------
         Total investment income (loss)           (13,993)      (2,481,831)      (77,596)     (6,194)    (158,435)    (123,596)

  Contributions and rollovers to the Plan          45,935       26,147,982       263,668     149,424      676,416      398,646
                                              ------------ ---------------- ------------- ----------- ------------ ------------
         Total additions                           31,942       23,666,151       186,072     143,230      517,981      275,050

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                    1,314        5,639,866     1,052,604      14,599       28,015       75,987
  Administrative expenses                              -               -             -           -            -            -

TRANSFERS AMONG FUNDS                             147,175       (6,521,568)      839,505     (29,836)   1,235,301    2,764,158
                                              ------------ ---------------- ------------- ----------- ------------ ------------
NET INCREASE (DECREASE)                           177,803       11,504,717       (27,027)     98,795    1,725,267    2,963,221

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                               120,736       93,252,472     1,278,732     434,823    1,526,889      942,483
                                              ------------ ---------------- ------------- ----------- ------------ ------------
  End of year                                 $   298,539   $  104,757,189  $  1,251,705   $ 533,618  $ 3,252,156  $ 3,905,704
                                              ------------ ---------------- ------------- ----------- ------------ ------------
                                              ------------ ---------------- ------------- ----------- ------------ ------------


                                                                  Merrill Lynch - 1994
                                             --------------------------------------------------------------------------
                                                                  Growth
                                                    Global        Fund For
                                                    Utility      Investment      Healthcare    Pacific         Phoenix
                                                     Fund       & Retirement        Fund        Fund           Fund

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments           $    (281,987) $    (353,776) $    (240,687) $    (851,259) $   (995,430)
    Dividends and interest                           79,723        738,416        169,443        612,392       610,825
                                              -------------- -------------- -------------- -------------- -------------
         Total investment income (loss)            (202,264)       384,640        (71,244)      (238,867)     (384,605)

  Contributions and rollovers to the Plan           643,953     11,075,520        543,118      3,830,391     2,092,642
                                              -------------- -------------- -------------- -------------- -------------
         Total additions                            441,689     11,460,160        471,874      3,591,524     1,708,037

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                    181,213      2,251,500         62,419        630,252       263,991
  Administrative expenses                               -              -              -              -             -

TRANSFERS AMONG FUNDS                              (407,361)     4,349,029        361,292      9,385,709     1,006,748
                                              -------------- -------------- -------------- -------------- -------------
NET INCREASE (DECREASE)                            (146,885)    13,557,689        770,747     12,346,981     2,450,794

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                               2,182,788     30,257,563      1,843,377      6,430,681     2,573,765
                                              -------------- -------------- -------------- -------------- -------------
  End of year                                 $   2,035,903  $  43,815,252  $   2,614,124  $  18,777,662  $  5,024,559
                                              -------------- -------------- -------------- -------------- -------------
                                              -------------- -------------- -------------- -------------- -------------
                                                                                                            (Continued)

                                                                                  Merrill Lynch - 1994
                                               --------------------------------------------------------------------------

                                                  Retirement       Retirement     Special    Strategic
                                                 Preservation        Reserves      Value      Dividend     Technology
                                                     Trust         Money Fund      Fund        Fund          Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments              $        -    $         -      $ (125,979) $  (24,664)  $     130,177
    Dividends and interest                          1,810,821      4,071,077       142,266      26,901       1,117,160
                                                 ------------  -------------    ----------- -----------  -------------
         Total investment income                    1,810,821      4,071,077        16,287       2,237       1,247,337

    Contributions and rollovers to the Plan         4,776,936     20,109,117       348,931      57,444       2,727,949
                                                 ------------  -------------    ----------- -----------  -------------
         Total additions                            6,587,757     24,180,194       365,218      59,681       3,975,286

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                    2,671,821     13,314,696        30,676      11,476         424,785
  Administrative expenses                                 -              -             -           -               -

TRANSFERS AMONG FUNDS                              12,691,120      8,828,376     1,047,051      36,760       7,710,458
                                                 ------------  -------------    ----------- -----------  -------------
NET INCREASE (DECREASE)                            16,607,056     19,693,874     1,381,593      84,965      11,260,959

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                21,429,638     97,936,543       451,266      75,994       2,939,545
                                                 ------------  -------------    ----------- -----------  -------------
  End of year                                    $ 38,036,694  $ 117,630,417  $  1,832,859  $  160,959   $  14,200,504
                                                 ------------  -------------    ----------- -----------  -------------
                                                 ------------  -------------    ----------- -----------  -------------




                                                   Cash
                                                 Management                      Employer
                                                  Account                      Contributions        1994
                                                 Money Fund        Cash         Receivable         Total
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments            $        -     $      -        $      -     $   (63,775,881)
    Dividends and interest                          504,001          -               -          49,348,652
                                               ------------   -----------     -----------  -----------------
         Total investment income                    504,001          -               -         (14,427,229)

    Contributions and rollovers to the Plan             -            -               -         161,328,391
                                               ------------   -----------     -----------  -----------------
         Total additions                            504,001          -               -         146,901,162

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                        -            -               -          56,440,795
  Administrative expenses                           531,516          -               -             531,516

TRANSFERS AMONG FUNDS                              (702,422)     (5,506,849)     (42,224)              -
                                               ------------   -------------   -----------  -----------------
NET INCREASE (DECREASE)                            (729,937)     (5,506,849)     (42,224)       89,928,851

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                               3,782,677      19,021,654      909,539       852,428,195
                                               ------------   -------------   -----------  -----------------
  End of year                                  $  3,052,740  $   13,514,805  $   867,315  $    942,357,046
                                               ------------   -------------   -----------  -----------------
                                               ------------   -------------   -----------  -----------------
*  Party-in-interest as defined by ERISA.
                                                                                                 (Concluded)

                                                                          - 11 -

                                                                        * * * * *

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- ---------------------------------------------------------------------------------------------------------------------


                                                                     Number of                             Market
                              Description                             Shares              Cost              Value


COMMON STOCK:
  Merrill Lynch & Co., Inc.*                                         3,720,483       $  125,070,585     $ 189,744,619
                                                                                     ---------------    -------------
FUNDS AND TRUSTS:
  GSIF U.S. Gov. Zero Coupon Bond Series 3 - Various Trusts            657,256           29,537,111        37,611,016
  Merrill Lynch Balanced Fund for Investment and
    Retirement                                                          24,339              276,850           276,739
  Merrill Lynch Basic Value Fund, Inc.                               9,293,341          201,201,794       263,094,477
  Merrill Lynch Capital Fund, Inc.                                   5,903,182          158,913,115       180,342,221
  Merrill Lynch Corporate Bond Fund - High Income Portfolio          3,542,596           26,854,911        27,738,526
  Merrill Lynch Corporate Bond Fund - Intermediate
      Term Portfolio                                                   668,888            7,524,474         7,892,874
  Merrill Lynch Corporate Bond Fund - Investment Grade
    Portfolio                                                        3,557,877           40,940,585        42,125,258
  Merrill Lynch Equity Index Trust                                     814,901           23,751,908        32,995,352
  Merrill Lynch Euro Fund                                              828,227           12,012,281        11,818,806
  Merrill Lynch Fund for Tomorrow                                       38,330              599,852           606,001
  Merrill Lynch Global Allocation Fund, Inc.                         9,899,623          127,217,248       137,406,762
  Merrill Lynch Global Bond Fund for Investment
    and Retirement                                                     115,724            1,113,693         1,104,010
  Merrill Lynch Global Convertible Fund                                 60,716              654,095           623,555
  Merrill Lynch Global Holdings Fund                                   269,176            3,544,265         3,585,418
  Merrill Lynch Global Resources Trust                                 206,288            3,241,258         3,405,812
  Merrill Lynch Global Utility Fund                                    168,057            2,172,496         2,329,270
  Merrill Lynch Growth Fund For Investment & Retirement              3,675,536           68,053,275        80,126,691
  Merrill Lynch Healthcare Fund                                      1,054,876            4,247,635         5,253,280
  Merrill Lynch Pacific Fund                                         1,593,329           34,256,516        35,308,179
  Merrill Lynch Phoenix Fund                                           738,833            9,463,403         9,530,940
  Merrill Lynch Retirement Preservation Trust                       43,763,333           43,763,333        43,763,333
  Merrill Lynch Retirement Reserves Money Fund                     121,521,811          121,521,811       121,521,811
  Merrill Lynch Special Value Fund                                     399,661            6,362,484         6,834,199
  Merrill Lynch Strategic Dividend Fund                                 32,499              389,295           397,132
  Merrill Lynch Technology Fund                                      4,066,226           22,206,312        21,144,376
  Merrill Lynch Cash Management Account Money Fund                   6,520,136            6,520,136         6,520,136
                                                                                        -----------     -------------

           Total Funds and Trusts                                                       956,340,136     1,083,356,174
                                                                                        -----------     -------------

TOTAL INVESTMENTS                                                                  $  1,081,410,721  $  1,273,100,793
                                                                                   ================  ================
  * Party-in-interest as defined by ERISA.


THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995

- --------------------------------------------------------------------------------------------------------

                                                                              Cost of
                                                                              Assets
                                   Purchases           Sales                   Sold             Gain


COMMON STOCK:
  Merrill Lynch & Co., Inc.*      $ 58,984,131  (445)  $ 48,321,564   (643)  $ 29,739,458   $ 18,582,106

FUNDS:
  Merrill Lynch Basic
    Value Fund                    $ 52,751,002  (433)  $ 22,902,439   (674)  $ 18,598,280   $  4,304,159
  Merrill Lynch Capital
    Fund                          $ 50,182,849  (430)  $ 17,815,164   (687)  $ 16,021,010   $  1,794,154
  Merrill Lynch Global
    Allocation Fund, Inc.         $ 45,207,603  (423)  $ 24,646,513   (749)  $ 23,608,203   $  1,038,310
  Merrill Lynch Retirement
    Preservation Trust            $ 40,195,771  (295)  $ 34,469,429   (281)  $ 34,469,429   $        -
  Merrill Lynch Retirement
    Reserves Money Fund           $ 82,673,331  (315)  $ 78,806,344   (302)  $ 78,806,344   $        -


NOTES:

    Reportable  transactions,  required  to be reported  herein,  are defined in
    Section 2520.103-6, Chapter XXV Title 29 (Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974).

    The figures in parentheses represent the number of purchases or sales included in the reported dollar amounts.

*Party-in-interest as defined by ERISA.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


Merrill Lynch & Co., Inc.

We hereby consent to the use in this Form 11-K annual Report of our opinion dated June 25, 1996 (relating to the financial statements of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan) appearing in Item (a) of such Form 11-K.



New York, New York
June 25, 1996